Canadian Natural Resources Limited
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

As at	Note	Jun 30 2021	Dec 31 2020
(millions of Canadian dollars, unaudited)
ASSETS
Current assets
Cash and cash equivalents		$168	$184
Accounts receivable		3,184	2,190
Current income taxes receivable		—	309
Inventory		1,214	1,060
Prepaids and other		325	231
Investments	6	469	305
Current portion of other long-term assets	7	124	82
		5,484	4,361
Exploration and evaluation assets	3	2,406	2,436
Property, plant and equipment	4	64,993	65,752
Lease assets	5	1,565	1,645
Other long-term assets	7	579	1,082
		$75,027	$75,276

LIABILITIES
Current liabilities
Accounts payable		$783	$667
Accrued liabilities		2,889	2,346
Current income taxes payable		371	—
Current portion of long-term debt	8	2,300	1,343
Current portion of other long-term liabilities	5,9	718	722
		7,061	5,078
Long-term debt	8	16,031	20,110
Other long-term liabilities	5,9	7,443	7,564
Deferred income taxes		10,285	10,144
		40,820	42,896
SHAREHOLDERS’ EQUITY
Share capital	11	9,863	9,606
Retained earnings		24,390	22,766
Accumulated other comprehensive (loss) income	12	(46)	8
		34,207	32,380
		$75,027	$75,276
Commitments and contingencies (note 16).

Approved by the Board of Directors on August 4, 2021.

Canadian Natural Resources Limited	1	Three and six months ended June 30, 2021

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

		Three Months Ended		Six Months Ended
(millions of Canadian dollars, except per common share amounts, unaudited)	Note	Jun 30 2021	Jun 30 2020	Jun 30 2021	Jun 30 2020
Product sales	17	$7,124	$2,944	$14,143	$7,596
Less: royalties		(599)	(73)	(1,010)	(225)
Revenue		6,525	2,871	13,133	7,371
Expenses
Production		1,740	1,409	3,521	3,093
Transportation, blending and feedstock		1,515	759	3,023	2,191
Depletion, depreciation and amortization	4,5	1,388	1,403	2,809	2,967
Administration		87	88	182	196
Share-based compensation	9	137	23	266	(200)
Asset retirement obligation accretion	9	46	51	92	103
Interest and other financing expense		177	199	362	405
Risk management activities	15	28	32	57	(32)
Foreign exchange (gain) loss		(140)	(430)	(302)	492
Income from North West Redwater Partnership	7	(400)	—	(400)	—
(Gain) loss from investments	6	(50)	(55)	(169)	205
		4,528	3,479	9,441	9,420
Earnings (loss) before taxes		1,997	(608)	3,692	(2,049)
Current income tax expense (recovery)	10	317	(31)	614	(210)
Deferred income tax expense (recovery)	10	129	(267)	150	(247)
Net earnings (loss)		$1,551	$(310)	$2,928	$(1,592)
Net earnings (loss) per common share
Basic	14	$1.31	$(0.26)	$2.47	$(1.35)
Diluted	14	$1.30	$(0.26)	$2.46	$(1.35)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended		Six Months Ended
(millions of Canadian dollars, unaudited)	Jun 30 2021	Jun 30 2020	Jun 30 2021	Jun 30 2020
Net earnings (loss)	$1,551	$(310)	$2,928	$(1,592)
Items that may be reclassified subsequently to net earnings (loss)
Net change in derivative financial instruments designated as cash flow hedges
Unrealized income (loss) during the period, net of taxes of $1 million (2020 – $2 million) – three months ended; $2 million (2020 – $3 million) – six months ended	7	(13)	18	26
Reclassification to net earnings (loss), net of taxes of $nil (2020 – $nil) – three months ended; $1 million (2020 – $1 million) – six months ended	(1)	(2)	(5)	(9)
	6	(15)	13	17
Foreign currency translation adjustment
Translation of net investment	(31)	(107)	(67)	147
Other comprehensive (loss) income, net of taxes	(25)	(122)	(54)	164
Comprehensive income (loss)	$1,526	$(432)	$2,874	$(1,428)

Canadian Natural Resources Limited	2	Three and six months ended June 30, 2021

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Six Months Ended
(millions of Canadian dollars, unaudited)	Note	Jun 30 2021	Jun 30 2020
Share capital	11
Balance – beginning of period		$9,606	$9,533
Issued upon exercise of stock options		264	35
Previously recognized liability on stock options exercised for common shares		39	9
Purchase of common shares under Normal Course Issuer Bid		(46)	(56)
Balance – end of period		9,863	9,521
Retained earnings
Balance – beginning of period		22,766	25,424
Net earnings (loss)		2,928	(1,592)
Dividends on common shares	11	(1,114)	(1,003)
Purchase of common shares under Normal Course Issuer Bid	11	(190)	(215)
Balance – end of period		24,390	22,614
Accumulated other comprehensive (loss) income	12
Balance – beginning of period		8	34
Other comprehensive (loss) income, net of taxes		(54)	164
Balance – end of period		(46)	198
Shareholders’ equity		$34,207	$32,333

Canadian Natural Resources Limited	3	Three and six months ended June 30, 2021

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended		Six Months Ended
(millions of Canadian dollars, unaudited)	Note	Jun 30 2021	Jun 30 2020	Jun 30 2021	Jun 30 2020
Operating activities
Net earnings (loss)		$1,551	$(310)	$2,928	$(1,592)
Non-cash items
Depletion, depreciation and amortization		1,388	1,403	2,809	2,967
Share-based compensation		137	23	266	(200)
Asset retirement obligation accretion		46	51	92	103
Unrealized risk management loss (gain)		10	1	30	(16)
Unrealized foreign exchange (gain) loss		(151)	(433)	(323)	688
Realized foreign exchange gain on settlement of cross currency swaps		—	—	—	(166)
(Gain) loss from investments	6	(47)	(53)	(164)	215
Deferred income tax expense (recovery)		129	(267)	150	(247)
Other		72	13	(27)	(105)
Abandonment expenditures		(58)	(40)	(138)	(129)
Net change in non-cash working capital		(137)	(739)	(147)	(144)
Cash flows from (used in) operating activities		2,940	(351)	5,476	1,374
Financing activities
(Repayment) issue of bank credit facilities and commercial paper, net	8	(1,588)	184	(2,988)	833
Repayment of medium-term notes	8	—	(900)	—	(900)
Issue of US dollar debt securities	8	—	1,481	—	1,481
Proceeds on settlement of cross currency swaps	15	—	—	—	166
Payment of lease liabilities	5,9	(52)	(61)	(105)	(126)
Issue of common shares on exercise of stock options		191	4	264	35
Dividends on common shares		(557)	(502)	(1,060)	(946)
Purchase of common shares under Normal Course Issuer Bid	11	(213)	—	(236)	(271)
Cash flows (used in) from financing activities		(2,219)	206	(4,125)	272
Investing activities
Net proceeds (expenditures) on exploration and evaluation assets	3,17	3	(1)	(1)	(8)
Net expenditures on property, plant and equipment	4,17	(1,244)	(380)	(1,981)	(1,122)
Repayment of North West Redwater Partnership subordinated debt advances	7	555	—	555	—
Net change in non-cash working capital		(33)	(312)	60	(422)
Cash flows used in investing activities		(719)	(693)	(1,367)	(1,552)
Increase (decrease) in cash and cash equivalents		2	(838)	(16)	94
Cash and cash equivalents – beginning of period		166	1,071	184	139
Cash and cash equivalents – end of period		$168	$233	$168	$233
Interest paid on long-term debt, net		$142	$174	$354	$387
Income taxes paid (received)		$38	$31	$(83)	$72

Canadian Natural Resources Limited	4	Three and six months ended June 30, 2021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of Canadian dollars, unless otherwise stated, unaudited)
1. ACCOUNTING POLICIES
Canadian Natural Resources Limited (the "Company") is a senior independent crude oil and natural gas exploration, development and production company. The Company's exploration and production operations are focused in North America, largely in Western Canada; the United Kingdom portion of the North Sea; and Côte d’Ivoire and South Africa in Offshore Africa.
The "Oil Sands Mining and Upgrading" segment produces synthetic crude oil through bitumen mining and upgrading operations at Horizon Oil Sands ("Horizon") and through the Company's direct and indirect interest in the Athabasca Oil Sands Project ("AOSP").
Within Western Canada in the "Midstream and Refining" segment, the Company maintains certain activities that include pipeline operations, an electricity co-generation system and an investment in the North West Redwater Partnership ("NWRP"), a general partnership formed to upgrade and refine bitumen in the Province of Alberta.
The Company was incorporated in Alberta, Canada. The address of its registered office is 2100, 855 - 2 Street S.W., Calgary, Alberta, Canada.
These interim consolidated financial statements and the related notes have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34 "Interim Financial Reporting", following the same accounting policies as the audited consolidated financial statements of the Company as at December 31, 2020, except as disclosed in note 2. These interim consolidated financial statements contain disclosures that are supplemental to the Company's annual audited consolidated financial statements. Certain disclosures normally required to be included in the notes to the annual audited consolidated financial statements have been condensed. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2020.
Critical Accounting Estimates and Judgements
For the three and six months ended June 30, 2021, the novel coronavirus ("COVID-19") continued to have an impact on the global economy, including the oil and gas industry. Business conditions in the second quarter of 2021 continued to reflect the market uncertainty associated with COVID-19, with some improvements to global crude oil demand and supply conditions. The Company has taken into account the impacts of COVID-19 and the unique circumstances it has created in making estimates, assumptions and judgements in the preparation of the unaudited interim consolidated financial statements, and continues to monitor the developments in the business environment and commodity market. Actual results may differ from estimated amounts, and those differences may be material.
2. CHANGES IN ACCOUNTING POLICIES
In August 2020, the IASB issued Interest Rate Benchmark Reform (Phase 2) in response to the Financial Stability Board's mandated reforms to InterBank Offered Rates ("IBORs"), with financial regulators proposing that current IBOR benchmark rates be replaced by a number of new local currency denominated alternative benchmark rates. The Company retrospectively adopted the amendments on January 1, 2021. Adoption of these amendments did not have a significant impact on the Company's financial statements.

Canadian Natural Resources Limited	5	Three and six months ended June 30, 2021

3. EXPLORATION AND EVALUATION ASSETS

	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2020	$2,101	$—	$83	$252	$2,436
Additions	2	—	3	—	5
Transfers to property, plant and equipment	(35)	—	—	—	(35)
At June 30, 2021	$2,068	$—	$86	$252	$2,406

4. PROPERTY, PLANT AND EQUIPMENT

	Exploration and Production			Oil Sands Mining and Upgrading	Midstream and Refining	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2020	$73,997	$7,283	$3,963	$45,710	$457	$485	$131,895
Additions	801	70	30	1,064	3	9	1,977
Transfers from E&E assets	35	—	—	—	—	—	35
Derecognitions and other (1)	(190)	—	—	(300)	—	—	(490)
Foreign exchange adjustments and other	—	(201)	(110)	—	—	—	(311)
At June 30, 2021	$74,643	$7,152	$3,883	$46,474	$460	$494	$133,106
Accumulated depletion and depreciation
At December 31, 2020	$49,641	$5,853	$2,822	$7,289	$168	$370	$66,143
Expense	1,698	81	63	836	7	12	2,697
Derecognitions and other (1)	(190)	—	—	(300)	—	—	(490)
Foreign exchange adjustments and other	14	(167)	(79)	(5)	—	—	(237)
At June 30, 2021	$51,163	$5,767	$2,806	$7,820	$175	$382	$68,113
Net book value
- at June 30, 2021	$23,480	$1,385	$1,077	$38,654	$285	$112	$64,993
- at December 31, 2020	$24,356	$1,430	$1,141	$38,421	$289	$115	$65,752
(1) An asset is derecognized when no future economic benefits are expected to arise from its continued use or disposal.

Canadian Natural Resources Limited	6	Three and six months ended June 30, 2021

5. LEASES
Lease assets

	Product transportation and storage	Field equipment and power	Offshore vessels and equipment	Office leases and other	Total
At December 31, 2020	$1,038	$379	$128	$100	$1,645
Additions	16	17	—	2	35
Depreciation	(58)	(28)	(14)	(12)	(112)
Foreign exchange adjustments and other	—	—	(3)	—	(3)
At June 30, 2021	$996	$368	$111	$90	$1,565
Lease liabilities
The Company measures its lease liabilities at the discounted value of its lease payments during the lease term. Lease liabilities at June 30, 2021 were as follows:

	Jun 30 2021	Dec 31 2020
Lease liabilities	$1,619	$1,690
Less: current portion	186	189
	$1,433	$1,501
Total cash outflows for leases for the three months ended June 30, 2021, including payments related to short-term leases not reported as lease assets, were $286 million (three months ended June 30, 2020 – $230 million; six months ended June 30, 2021 – $574 million; six months ended June 30, 2020 – $549 million). Interest expense on leases for the three months ended June 30, 2021 was $16 million (three months ended June 30, 2020 – $17 million; six months ended June 30, 2021 – $32 million; six months ended June 30, 2020 – $34 million).
6. INVESTMENTS
As at June 30, 2021, the Company had the following investments:

	Jun 30 2021	Dec 31 2020
Investment in PrairieSky Royalty Ltd.	$340	$228
Investment in Inter Pipeline Ltd.	129	77
	$469	$305
The (gain) loss from the investments was comprised as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2021	Jun 30 2020	Jun 30 2021	Jun 30 2020
Fair value (gain) loss from investments	$(47)	$(53)	$(164)	$215
Dividend income from investments	(3)	(2)	(5)	(10)
	$(50)	$(55)	$(169)	$205
The Company's investments in PrairieSky Royalty Ltd. ("PrairieSky") and Inter Pipeline Ltd. ("Inter Pipeline") do not constitute significant influence, and are accounted for at fair value through profit or loss, measured at each reporting date. As at June 30, 2021, the Company's investments in PrairieSky and Inter Pipeline were classified as current assets.
The Company's investment in PrairieSky consists of approximately 22.6 million common shares. As at June 30, 2021, the market price per common share was $15.01 (December 31, 2020 – $10.09; June 30, 2020 – $8.58).
The Company's investment in Inter Pipeline consists of approximately 6.4 million common shares. As at June 30, 2021, the market price per common share was $20.15 (December 31, 2020 – $11.87; June 30, 2020 – $12.64).

Canadian Natural Resources Limited	7	Three and six months ended June 30, 2021

7. OTHER LONG-TERM ASSETS

	Jun 30 2021	Dec 31 2020
North West Redwater Partnership ("NWRP")	$—	$555
Prepaid cost of service tolls	159	162
Risk management (note 15)	203	136
Long-term inventory	128	121
Other (1)	213	190
	703	1,164
Less: current portion	124	82
	$579	$1,082
(1) Includes physical product sales contracts valued at $99 million at June 30, 2021 (December 31, 2020 - $111 million).
The Company has a 50% equity investment in NWRP. NWRP operates a 50,000 barrels per day bitumen upgrader and refinery that processes approximately 12,500 barrels per day (25% toll payer) of bitumen feedstock for the Company and 37,500 barrels per day (75% toll payer) of bitumen feedstock for the Alberta Petroleum Marketing Commission ("APMC"), an agent of the Government of Alberta. Sales of diesel and refined products and associated refining tolls are recognized in the Midstream and Refining segment (note 17).
On June 30, 2021, the equity partners together with the toll payers, agreed to optimize the structure of NWRP to better align the commercial interests of the equity partners and the toll payers (the "Optimization Transaction"). As a result, North West Refining Inc. transferred its entire 50% partnership interest in NWRP to APMC. The Company's 50% equity interest remained unchanged.
Under the Optimization Transaction, the original term of the processing agreements was extended by 10 years from 2048 to 2058. NWRP retired higher cost subordinated debt, which carried interest rates of prime plus 6%, with lower cost senior secured bonds at an average rate of approximately 2.55%, reducing interest costs to NWRP and associated tolls to the toll payers. As such, NWRP repaid the Company's and APMC's subordinated debt advances of $555 million each. In addition, the Company received a $400 million distribution from NWRP.
To facilitate the Optimization Transaction, NWRP issued $500 million of 1.20% series L senior secured bonds due December 2023, $500 million of 2.00% series M senior secured bonds due December 2026, $1,000 million of 2.80% series N senior secured bonds due June 2031, and $600 million of 3.75% series O senior secured bonds due June 2051. Additionally, NWRP's existing $3,500 million syndicated credit facility was amended. The $2,000 million revolving credit facility was extended by three years to June 2024, and the $1,500 million non-revolving credit facility was reduced by $500 million to $1,000 million and extended by two years to June 2023.
As at June 30, 2021, the cumulative unrecognized share of the equity loss from NWRP of $129 million and total partnership distributions in excess of the cumulative share of equity income, was $529 million (December 31, 2020 – $153 million; June 30, 2020 – $175 million). For the three months ended June 30, 2021, unrecognized equity income was $7 million, (six months ended June 30, 2021 – unrecognized equity income of $24 million; three months ended June 30, 2020 – unrecognized equity loss of $23 million; six months ended June 30, 2020 – unrecognized equity loss of $116 million).

Canadian Natural Resources Limited	8	Three and six months ended June 30, 2021

8. LONG-TERM DEBT

	Jun 30 2021	Dec 31 2020
Canadian dollar denominated debt, unsecured
Bank credit facilities	$—	$1,614
Medium-term notes	3,200	3,200
	3,200	4,814
US dollar denominated debt, unsecured
Bank credit facilities (June 30, 2021 – US$2,973 million; December 31, 2020 – US$3,953 million)	3,688	5,041
Commercial paper (June 30, 2021 – US$550 million; December 31,2020 – US$426 million)	682	544
US dollar debt securities (June 30, 2021 – US$8,750 million; December 31, 2020 – US$8,750 million)	10,854	11,161
	15,224	16,746
Long-term debt before transaction costs and original issue discounts, net	18,424	21,560
Less: original issue discounts, net (1)	17	18
transaction costs (1) (2)	76	89
	18,331	21,453
Less: current portion of commercial paper	682	544
current portion of other long-term debt (1) (2)	1,618	799
	$16,031	$20,110
(1)The Company has included unamortized original issue discounts and premiums, and directly attributable transaction costs in the carrying amount of the outstanding debt.
(2)Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency and other professional fees.
Bank Credit Facilities and Commercial Paper
As at June 30, 2021, the Company had undrawn revolving bank credit facilities of $4,959 million. Additionally, the Company had in place fully drawn term credit facilities of $3,650 million. Details of these facilities are described below. The Company also has certain other dedicated credit facilities supporting letters of credit. At June 30, 2021, the Company had $682 million drawn under its commercial paper program, and reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
•a $100 million demand credit facility;
•a $2,425 million revolving syndicated credit facility maturing June 2022;
•a $1,000 million non-revolving term credit facility maturing February 2023;
•a $2,650 million non-revolving term credit facility maturing February 2023;
•a $2,425 million revolving syndicated credit facility maturing June 2023; and
•a £5 million demand credit facility related to the Company’s North Sea operations.
Borrowings under the Company's non-revolving term credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers’ acceptances, LIBOR, US base rate or Canadian prime rate.
During the first quarter of 2021, the $1,000 million non-revolving term credit facility, originally due February 2022, was extended to February 2023.
During 2019, the Company entered into a $3,250 million non-revolving term credit facility with an original maturity of June 2022, to finance the acquisition of assets from Devon Canada Corporation. During the second quarter of 2021, the outstanding balance of $2,125 million was repaid and the facility was cancelled.
The revolving syndicated credit facilities are extendible annually at the mutual agreement of the Company and the lenders. If the facilities are not extended, the full amount of the outstanding principal would be repayable on the maturity date. Borrowings under the Company's revolving term credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers' acceptances, LIBOR, US base rate or Canadian prime rate.

Canadian Natural Resources Limited	9	Three and six months ended June 30, 2021

The Company’s borrowings under its US commercial paper program are authorized up to a maximum of US$2,500 million. The Company reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
The Company’s weighted average interest rate on bank credit facilities and commercial paper outstanding as at June 30, 2021 was 1.0% (June 30, 2020 – 1.4%), and on total long-term debt outstanding for the six months ended June 30, 2021 was 3.4% (June 30, 2020 – 3.7%).
As at June 30, 2021, letters of credit and guarantees aggregating to $492 million were outstanding.
Medium-Term Notes
As at June 30, 2021, the Company had $2,200 million remaining on its base shelf prospectus that allowed for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada. Subsequent to June 30, 2021, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in August 2023, replacing the Company's previous base shelf prospectus, which would have expired in August 2021. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
US Dollar Debt Securities
As at June 30, 2021, the Company had US$1,900 million remaining on its base shelf prospectus that allowed for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States. Subsequent to June 30, 2021, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in August 2023, replacing the Company's previous base shelf prospectus, which would have expired in August 2021. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
Subsequent to June 30, 2021, the Company filed a notice for the early repayment of US$500 million of 3.45% debt securities in August 2021, originally due November 2021.
9. OTHER LONG-TERM LIABILITIES

	Jun 30 2021	Dec 31 2020
Asset retirement obligations	$5,787	$5,861
Lease liabilities (note 5)	1,619	1,690
Share-based compensation	350	160
Risk management (note 15)	64	160
Transportation and processing contracts	226	270
Other (1)	115	145
	8,161	8,286
Less: current portion	718	722
	$7,443	$7,564
(1) Includes $47 million related to the acquisition of the Joslyn oil sands project in 2018, payable in annual installments of $25 million over the next two years.

Canadian Natural Resources Limited	10	Three and six months ended June 30, 2021

Asset Retirement Obligations
The Company’s asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and discounted using a weighted average discount rate of 3.7% (December 31, 2020 – 3.7%) and inflation rates of up to 2% (December 31, 2020 – up to 2%). Reconciliations of the discounted asset retirement obligations were as follows:

	Jun 30 2021	Dec 31 2020
Balance – beginning of period	$5,861	$5,771
Liabilities incurred	4	5
Liabilities acquired, net	—	13
Liabilities settled	(138)	(249)
Asset retirement obligation accretion	92	205
Revision of cost and timing estimates	(6)	(134)
Change in discount rates	—	253
Foreign exchange adjustments	(26)	(3)
Balance – end of period	5,787	5,861
Less: current portion	132	184
	$5,655	$5,677
Share-Based Compensation
The liability for share-based compensation includes costs incurred under the Company’s Stock Option Plan and Performance Share Unit ("PSU") plans. The Company’s Stock Option Plan provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered. The PSU plan provides certain executive employees of the Company with the right to receive a cash payment, the amount of which is determined by individual employee performance and the extent to which certain other performance measures are met.
The Company recognizes a liability for potential cash settlements under these plans. The current portion of the liability represents the maximum amount of the liability payable within the next twelve month period if all vested stock options and PSUs are settled in cash.

	Jun 30 2021	Dec 31 2020
Balance – beginning of period	$160	$297
Share-based compensation expense (recovery)	266	(82)
Cash payment for stock options surrendered and PSUs vested	(39)	(39)
Transferred to common shares	(39)	(21)
Other	2	5
Balance – end of period	350	160
Less: current portion	268	119
	$82	$41
Included within share-based compensation liability as at June 30, 2021 was $47 million related to PSUs granted to certain executive employees (December 31, 2020 – $49 million).

Canadian Natural Resources Limited	11	Three and six months ended June 30, 2021

10. INCOME TAXES
The provision for income tax was as follows:

	Three Months Ended		Six Months Ended
Expense (recovery)	Jun 30 2021	Jun 30 2020	Jun 30 2021	Jun 30 2020
Current corporate income tax – North America	$324	$(34)	$609	$(228)
Current corporate income tax – North Sea	(5)	1	6	10
Current corporate income tax – Offshore Africa	7	2	11	6
Current PRT (1) – North Sea	(12)	—	(17)	—
Other taxes	3	—	5	2
Current income tax	317	(31)	614	(210)
Deferred income tax	129	(267)	150	(247)
Income tax	$446	$(298)	$764	$(457)
(1) Petroleum Revenue Tax
11. SHARE CAPITAL
Authorized
Preferred shares issuable in a series.
Unlimited number of common shares without par value.

	Six Months Ended Jun 30, 2021
Issued common shares	Number of shares (thousands)	Amount
Balance – beginning of period	1,183,866	$9,606
Issued upon exercise of stock options	7,369	264
Previously recognized liability on stock options exercised for common shares	—	39
Purchase of common shares under Normal Course Issuer Bid	(5,640)	(46)
Balance – end of period	1,185,595	$9,863
Dividend Policy
The Company has paid regular quarterly dividends in each year since 2001. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On March 3, 2021, the Board of Directors declared a quarterly dividend of $0.47 per common share, an increase from the previous quarterly dividend of $0.425 per common share.
Normal Course Issuer Bid
On March 9, 2021, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange, alternative Canadian trading platforms, and the New York Stock Exchange, up to 59,278,474 common shares, over a 12-month period commencing March 11, 2021 and ending March 10, 2022.
For the six months ended June 30, 2021, the Company purchased 5,640,000 common shares at a weighted average price of $41.89 per common share for a total cost of $236 million. Retained earnings were reduced by $190 million, representing the excess of the purchase price of common shares over their average carrying value. Subsequent to June 30, 2021, the Company purchased 5,404,400 common shares at a weighted average price of $42.12 per common share for a total cost of $228 million.

Canadian Natural Resources Limited	12	Three and six months ended June 30, 2021

Share-Based Compensation – Stock Options
The following table summarizes information relating to stock options outstanding at June 30, 2021:

	Six Months Ended Jun 30, 2021
	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of period	48,656	$37.53
Granted	11,390	$32.93
Exercised for common shares	(7,369)	$35.89
Surrendered for cash settlement	(451)	$37.25
Forfeited	(2,070)	$35.79
Outstanding – end of period	50,156	$36.80
Exercisable – end of period	14,333	$40.79
The Stock Option Plan is a "rolling 7%" plan, whereby the aggregate number of common shares that may be reserved for issuance under the plan shall not exceed 7% of the common shares outstanding from time to time.
12. ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME
The components of accumulated other comprehensive (loss) income, net of taxes, were as follows:

	Jun 30 2021	Jun 30 2020
Derivative financial instruments designated as cash flow hedges	$82	$88
Foreign currency translation adjustment	(128)	110
	$(46)	$198
13. CAPITAL DISCLOSURES
The Company has defined its capital to mean its long-term debt and consolidated shareholders’ equity, as determined at each reporting date.
The Company's objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and to support its growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the arithmetic ratio of net current and long-term debt divided by the sum of the carrying value of shareholders’ equity plus net current and long-term debt. The Company's internal targeted range for its debt to book capitalization ratio is 25% to 45%. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flow from operating activities is greater than current investment activities. At June 30, 2021, the ratio was within the target range at 34.7%.
Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.

	Jun 30 2021	Dec 31 2020
Long-term debt, net (1)	$18,163	$21,269
Total shareholders’ equity	$34,207	$32,380
Debt to book capitalization	34.7%	39.6%
(1)Includes the current portion of long-term debt, net of cash and cash equivalents.
The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. At June 30, 2021, the Company was in compliance with this covenant.

Canadian Natural Resources Limited	13	Three and six months ended June 30, 2021

14. NET EARNINGS (LOSS) PER COMMON SHARE

		Three Months Ended		Six Months Ended
		Jun 30 2021	Jun 30 2020	Jun 30 2021	Jun 30 2020
Weighted average common shares outstanding – basic (thousands of shares)		1,185,301	1,180,925	1,185,425	1,182,031
Effect of dilutive stock options (thousands of shares)		5,163	—	3,038	—
Weighted average common shares outstanding – diluted (thousands of shares)		1,190,464	1,180,925	1,188,463	1,182,031
Net earnings (loss)		$1,551	$(310)	$2,928	$(1,592)
Net earnings (loss) per common share	– basic	$1.31	$(0.26)	$2.47	$(1.35)
	– diluted	$1.30	$(0.26)	$2.46	$(1.35)
15. FINANCIAL INSTRUMENTS
The carrying amounts of the Company's financial instruments by category were as follows:

	Jun 30, 2021
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$3,184	$—	$—	$—	$3,184
Investments	—	469	—	—	469
Other long-term assets	—	3	200	—	203
Accounts payable	—	—	—	(783)	(783)
Accrued liabilities	—	—	—	(2,889)	(2,889)
Other long-term liabilities (1)	—	(64)	—	(1,666)	(1,730)
Long-term debt (2)	—	—	—	(18,331)	(18,331)
	$3,184	$408	$200	$(23,669)	$(19,877)

	Dec 31, 2020
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$2,190	$—	$—	$—	$2,190
Investments	—	305	—	—	305
Other long-term assets	555	—	136	—	691
Accounts payable	—	—	—	(667)	(667)
Accrued liabilities	—	—	—	(2,346)	(2,346)
Other long-term liabilities (1)	—	(52)	(108)	(1,762)	(1,922)
Long-term debt (2)	—	—	—	(21,453)	(21,453)
	$2,745	$253	$28	$(26,228)	$(23,202)
(1)Includes $1,619 million of lease liabilities (December 31, 2020 – $1,690 million) and $47 million of deferred purchase consideration payable over the next two years (December 31, 2020 – $72 million).
(2)Includes the current portion of long-term debt.

Canadian Natural Resources Limited	14	Three and six months ended June 30, 2021

The carrying amounts of the Company's financial instruments approximated their fair value, except for fixed rate long-term debt. The fair values of the Company's investments, recurring other long-term assets (liabilities) and fixed rate long-term debt are outlined below:

	Jun 30, 2021
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3 (4)
Investments (3)	$469	$469	$—	$—
Other long-term assets	$203	$—	$203	$—
Other long-term liabilities	$(111)	$—	$(64)	$(47)
Fixed rate long-term debt (6) (7)	$(13,961)	$(16,093)	$—	$—

	Dec 31, 2020
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3 (4) (5)
Investments (3)	$305	$305	$—	$—
Other long-term assets	$691	$—	$136	$555
Other long-term liabilities	$(232)	$—	$(160)	$(72)
Fixed rate long-term debt (6) (7)	$(14,254)	$(16,598)	$—	$—
(1)Excludes financial assets and liabilities where the carrying amount approximates fair value due to the short-term nature of the asset or liability (cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities).
(2)There were no transfers between Level 1, 2 and 3 financial instruments.
(3)The fair values of the investments are based on quoted market prices.
(4)The fair value of the deferred purchase consideration included in other long-term liabilities is based on the present value of future cash payments.
(5)The fair value of NWRP subordinated debt was based on the present value of future cash receipts.
(6)The fair value of fixed rate long-term debt has been determined based on quoted market prices.
(7)Includes the current portion of fixed rate long-term debt.
Risk Management
The Company periodically uses derivative financial instruments to manage its commodity price, interest rate and foreign currency exposures. These financial instruments are entered into solely for hedging purposes and are not used for speculative purposes.
The following provides a summary of the carrying amounts of derivative financial instruments held and a reconciliation to the Company's consolidated balance sheets.

Asset (liability)	Jun 30 2021	Dec 31 2020
Derivatives held for trading
Natural gas fixed price swaps	$(26)	$(5)
Natural gas basis swaps	(38)	(40)
Foreign currency forward contracts	3	(7)
Cash flow hedges
Foreign currency forward contracts	67	(108)
Cross currency swaps	133	136
	$139	$(24)

Included within:
Current portion of other long-term assets	$75	$5
Current portion of other long-term liabilities	(39)	(131)
Other long-term assets	128	131
Other long-term liabilities	(25)	(29)
	$139	$(24)

Canadian Natural Resources Limited	15	Three and six months ended June 30, 2021

For the six months ended June 30, 2021, the ineffectiveness arising from cash flow hedges was $nil (year ended December 31, 2020 – loss of $1 million).
The estimated fair values of derivative financial instruments in Level 2 at each measurement date have been determined based on appropriate internal valuation methodologies and/or third party indications. Level 2 fair values determined using valuation models require the use of assumptions concerning the amount and timing of future cash flows and discount rates. In determining these assumptions, the Company primarily relied on external, readily-observable quoted market inputs as applicable, including crude oil and natural gas forward benchmark commodity prices and volatility, Canadian and United States interest rate yield curves, and Canadian and United States forward foreign exchange rates, discounted to present value as appropriate. The resulting fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction and these differences may be material.
The changes in estimated fair values of derivative financial instruments included in the risk management asset (liability) were recognized in the financial statements as follows:

Asset (liability)	Jun 30 2021	Dec 31 2020
Balance – beginning of period	$(24)	$178
Net change in fair value of outstanding derivative financial instruments recognized in:
Risk management activities	(9)	(32)
Foreign exchange	158	(168)
Other comprehensive income (loss)	14	(2)
Balance – end of period	139	(24)
Less: current portion	36	(126)
	$103	$102
Net loss (gain) from risk management activities were as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2021	Jun 30 2020	Jun 30 2021	Jun 30 2020
Net realized risk management loss (gain)	$18	$31	$27	$(16)
Net unrealized risk management loss (gain)	10	1	30	(16)
	$28	$32	$57	$(32)

Financial Risk Factors
a)     Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company's market risk is comprised of commodity price risk, interest rate risk, and foreign currency exchange risk.

Canadian Natural Resources Limited	16	Three and six months ended June 30, 2021

Commodity price risk management
The Company periodically uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and natural gas production and with natural gas purchases.
At June 30, 2021, the Company had the following derivative financial instruments outstanding:

	Remaining term			Weighted average volume	Weighted average price	Index
Natural Gas
Fixed price swap	Jul 2021	–	Dec 2021	32,584 GJ/d	$2.00/GJ	AECO
	Jul 2021	–	Dec 2021	20,027 MMBtu/d	US$2.40/MMBtu	DAWN
	Jul 2021	–	Dec 2021	16,685 MMBtu/d	US$2.52/MMBtu	NYMEX
	Jul 2021	–	Dec 2021	15,000 MMBtu/d	US$2.62/MMBtu	SUMAS

Differential swap	Jul 2021	–	Aug 2021	20,000 GJ/d	$0.29/GJ	AECO-STN 2

Basis swap	Jul 2021	–	Dec 2023	54,978 MMBtu/d	US$1.23/MMBtu	AECO
	Jan 2024	–	Dec 2025	20,000 MMBtu/d	US$0.97/MMBtu	AECO
	Jul 2021	–	Dec 2021	20,000 MMBtu/d	US$0.09/MMBtu	DAWN
The Company's outstanding commodity derivative financial instruments are expected to be settled monthly based on the applicable index pricing for the respective contract month.
Interest rate risk management
The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. The Company periodically enters into interest rate swap contracts to manage its fixed to floating interest rate mix on long-term debt. Interest rate swap contracts require the periodic exchange of payments without the exchange of the notional principal amounts on which the payments are based. At June 30, 2021, the Company had no interest rate swap contracts outstanding.
Foreign currency exchange rate risk management
The Company is exposed to foreign currency exchange rate risk in Canada primarily related to its US dollar denominated long-term debt, commercial paper and working capital. The Company is also exposed to foreign currency exchange rate risk on transactions conducted in other currencies and in the carrying value of its foreign subsidiaries. The Company periodically enters into cross currency swap contracts and foreign currency forward contracts to manage known currency exposure on US dollar denominated long-term debt, commercial paper and working capital. The cross currency swap contract requires the periodic exchange of payments with the exchange at maturity of notional principal amounts on which the payments are based.
At June 30, 2021, the Company had the following cross currency swap contract outstanding:

	Remaining term			Amount	Exchange rate (US$/C$)	Interest rate (US$)	Interest rate (C$)
Cross currency
Swap	Jul 2021	–	Mar 2038	US$550	1.170	6.25%	5.76%
The cross currency swap derivative financial instrument was designated as a hedge at June 30, 2021 and was classified as a cash flow hedge.
In addition to the cross currency swap contract noted above, at June 30, 2021, the Company had US$4,056 million of foreign currency forward contracts outstanding, with original terms of up to 90 days, including US$3,523 million designated as cash flow hedges.
b) Credit risk
Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.

Canadian Natural Resources Limited	17	Three and six months ended June 30, 2021

Counterparty credit risk management
The Company’s accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. At June 30, 2021, substantially all of the Company's accounts receivable were due within normal trade terms.
The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. At June 30, 2021, the Company had net risk management assets of $170 million with specific counterparties related to derivative financial instruments (December 31, 2020 – $129 million).
The carrying amount of financial assets approximates the maximum credit exposure.
c) Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.
Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital, consisting primarily of cash flow from operating activities, available credit facilities, commercial paper and access to debt capital markets, to meet obligations as they become due. The Company believes it has adequate bank credit facilities to provide liquidity to manage fluctuations in the timing of the receipt and/or disbursement of operating cash flows.
The maturity dates of the Company's financial liabilities were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$783	$—	$—	$—
Accrued liabilities	$2,889	$—	$—	$—
Long-term debt (1)	$2,300	$4,931	$3,109	$8,084
Other long-term liabilities (2)	$250	$189	$414	$877
Interest and other financing expense (3)	$694	$629	$1,505	$4,123
(1)Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.
(2)Lease payments included within other long-term liabilities reflect principal payments only and are as follows; less than one year, $186 million; one to less than two years, $153 million; two to less than five years, $403 million; and thereafter, $877 million.
(3)Includes interest and other financing expense on long-term debt and other long-term liabilities. Payments were estimated based upon applicable interest and foreign exchange rates at June 30, 2021.

Canadian Natural Resources Limited	18	Three and six months ended June 30, 2021

16. COMMITMENTS AND CONTINGENCIES
In the normal course of business, the Company has committed to certain payments. The following table summarizes the Company's commitments as at June 30, 2021:

	Remaining 2021	2022	2023	2024	2025	Thereafter
Product transportation and processing (1)	$442	$838	$907	$846	$811	$10,360
North West Redwater Partnership service toll (2)	$63	$123	$123	$122	$119	$3,784
Offshore vessels and equipment	$33	$41	$—	$—	$—	$—
Field equipment and power	$14	$21	$21	$21	$21	$246
Other	$14	$21	$20	$21	$21	$16
(1)Includes commitments pertaining to a 20-year product transportation agreement on the Trans Mountain Pipeline Expansion.
(2)Pursuant to the processing agreements, the Company pays its 25% pro rata share of the debt component of the monthly fee-for-service toll. Included in the toll is $1,546 million of interest payable over the 40-year tolling period (note 7).
In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement and construction of its various development projects. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.

Canadian Natural Resources Limited	19	Three and six months ended June 30, 2021

17. SEGMENTED INFORMATION

	North America				North Sea				Offshore Africa				Total Exploration and Production
	Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended
	Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30
(millions of Canadian dollars, unaudited)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Segmented product sales
Crude oil and NGLs	3,446	974	6,541	2,824	69	99	269	232	140	22	218	106	3,655	1,095	7,028	3,162
Natural gas	453	256	939	531	1	2	2	10	10	12	15	20	464	270	956	561
Other income and revenue (1)	22	21	53	11	—	2	—	3	1	1	3	3	23	24	56	17
Total segmented product sales	3,921	1,251	7,533	3,366	70	103	271	245	151	35	236	129	4,142	1,389	8,040	3,740
Less: royalties	(395)	(65)	(680)	(179)	(1)	(1)	(1)	(1)	(6)	(1)	(10)	(5)	(402)	(67)	(691)	(185)
Segmented revenue	3,526	1,186	6,853	3,187	69	102	270	244	145	34	226	124	3,740	1,322	7,349	3,555
Segmented expenses
Production	714	585	1,441	1,294	54	67	168	161	26	13	47	35	794	665	1,656	1,490
Transportation, blending and feedstock	1,144	546	2,290	1,616	2	4	4	11	—	—	—	—	1,146	550	2,294	1,627
Depletion, depreciation and amortization	881	871	1,749	1,826	19	76	87	175	44	27	75	68	944	974	1,911	2,069
Asset retirement obligation accretion	25	23	50	50	5	8	10	15	2	2	3	3	32	33	63	68
Risk management activities (commodity derivatives)	17	4	36	6	—	—	—	—	—	—	—	—	17	4	36	6
Income from North West Redwater Partnership	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total segmented expenses	2,781	2,029	5,566	4,792	80	155	269	362	72	42	125	106	2,933	2,226	5,960	5,260
Segmented earnings (loss) before the following	745	(843)	1,287	(1,605)	(11)	(53)	1	(118)	73	(8)	101	18	807	(904)	1,389	(1,705)
Non–segmented expenses
Administration
Share-based compensation
Interest and other financing expense
Risk management activities (other)
Foreign exchange (gain) loss
(Gain) loss from investments
Total non–segmented expenses
Earnings (loss) before taxes
Current income tax expense (recovery)
Deferred income tax expense (recovery)
Net earnings (loss)

Canadian Natural Resources Limited	20	Three and six months ended June 30, 2021

	Oil Sands Mining and Upgrading				Midstream and Refining				Inter–segment elimination and other				Total
	Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended
	Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30
(millions of Canadian dollars, unaudited)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Segmented product sales
Crude oil and NGLs (2)	2,794	1,343	5,777	3,547	21	20	40	41	(88)	4	(175)	35	6,382	2,462	12,670	6,785
Natural gas	—	—	—	—	—	—	—	—	45	37	108	83	509	307	1,064	644
Other income and revenue (1)	30	103	40	100	171	25	302	25	9	23	11	25	233	175	409	167
Total segmented product sales	2,824	1,446	5,817	3,647	192	45	342	66	(34)	64	(56)	143	7,124	2,944	14,143	7,596
Less: royalties	(197)	(6)	(319)	(40)	—	—	—	—	—	—	—	—	(599)	(73)	(1,010)	(225)
Segmented revenue	2,627	1,440	5,498	3,607	192	45	342	66	(34)	64	(56)	143	6,525	2,871	13,133	7,371
Segmented expenses
Production	850	730	1,688	1,539	79	29	142	35	17	(15)	35	29	1,740	1,409	3,521	3,093
Transportation, blending and feedstock (2)	294	183	591	453	134	22	239	22	(59)	4	(101)	89	1,515	759	3,023	2,191
Depletion, depreciation and amortization	441	451	891	891	3	3	7	7	—	(25)	—	—	1,388	1,403	2,809	2,967
Asset retirement obligation accretion	14	18	29	35	—	—	—	—	—	—	—	—	46	51	92	103
Risk management activities (commodity derivatives)	—	—	—	—	—	—	—	—	—	—	—	—	17	4	36	6
Income from North West Redwater Partnership	—	—	—	—	(400)	—	(400)	—	—	—	—	—	(400)	—	(400)	—
Total segmented expenses	1,599	1,382	3,199	2,918	(184)	54	(12)	64	(42)	(36)	(66)	118	4,306	3,626	9,081	8,360
Segmented earnings (loss) before the following	1,028	58	2,299	689	376	(9)	354	2	8	100	10	25	2,219	(755)	4,052	(989)
Non–segmented expenses
Administration													87	88	182	196
Share-based compensation													137	23	266	(200)
Interest and other financing expense													177	199	362	405
Risk management activities (other)													11	28	21	(38)
Foreign exchange (gain) loss													(140)	(430)	(302)	492
(Gain) loss from investments													(50)	(55)	(169)	205
Total non-segmented expenses													222	(147)	360	1,060
Earnings (loss) before taxes													1,997	(608)	3,692	(2,049)
Current income tax expense (recovery)													317	(31)	614	(210)
Deferred income tax expense (recovery)													129	(267)	150	(247)
Net earnings (loss)													1,551	(310)	2,928	(1,592)
(1) Includes the sale of diesel and other refined products and other income, including government grants and recoveries associated with the joint operations partners' share of the costs of lease contracts.
(2) Includes blending and feedstock costs associated with the processing of third party bitumen and other purchased feedstock in the Oil Sands Mining and Upgrading segment.

Canadian Natural Resources Limited	21	Three and six months ended June 30, 2021

Capital Expenditures (1)

	Six Months Ended
	Jun 30, 2021			Jun 30, 2020
	Net expenditures (proceeds)	Non-cash and fair value changes (2)	Capitalized costs	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs

Exploration and evaluation assets
Exploration and Production
North America	$(2)	$(31)	$(33)	$7	$(64)	$(57)
Offshore Africa	3	—	3	1	—	1
	$1	$(31)	$(30)	$8	$(64)	$(56)

Property, plant and equipment
Exploration and Production
North America	$799	$(153)	$646	$483	$(988)	$(505)
North Sea	76	(6)	70	43	(114)	(71)
Offshore Africa	30	—	30	41	(29)	12
	905	(159)	746	567	(1,131)	(564)
Oil Sands Mining and Upgrading (3)	1,064	(300)	764	539	(482)	57
Midstream and Refining	3	—	3	3	(1)	2
Head office	9	—	9	13	—	13
	$1,981	$(459)	$1,522	$1,122	$(1,614)	$(492)
(1)This table provides a reconciliation of capitalized costs, reported in note 3 and note 4, to net expenditures reported in the investing activities section of the statements of cash flows. The reconciliation excludes the impact of foreign exchange adjustments.
(2)Derecognitions, asset retirement obligations, transfer of exploration and evaluation assets, and other fair value adjustments.
(3)Net expenditures includes the acquisition of a 5% net carried interest on an existing oil sands lease in the second quarter of 2021, capitalized interest and share-based compensation.
Segmented Assets

	Jun 30 2021	Dec 31 2020
Exploration and Production
North America	$28,607	$29,094
North Sea	1,476	1,624
Offshore Africa	1,415	1,407
Other	82	81
Oil Sands Mining and Upgrading	42,343	41,567
Midstream and Refining	912	1,301
Head office	192	202
	$75,027	$75,276

Canadian Natural Resources Limited	22	Three and six months ended June 30, 2021

SUPPLEMENTARY INFORMATION
INTEREST COVERAGE RATIOS
The following financial ratios are provided in connection with the Company’s continuous offering of medium-term notes pursuant to the short form prospectus dated July 2019. These ratios are based on the Company’s interim consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

Interest coverage ratios for the twelve month period ended June 30, 2021:
Interest coverage (times)
Net earnings (1)	7.7x
Adjusted funds flow (2)	14.5x
(1)Net earnings plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.
(2)Adjusted funds flow plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

Canadian Natural Resources Limited	23	Three and six months ended June 30, 2021